Exhibit 99.1
Explanatory Note

This Form 6-K/A amends the announcement furnished on Form 6-K by Shinhan Financial Group on March 3, 2022, “Submission of Audit Report (Shinhan Financial Group).” (the “Original Form 6-K”)

Independent Auditor’s Report, Note. 2(a), Note. 29(a), Note. 29(h)i), and Note. 29(h)ii) of Exhibit 99.2 “Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2021” included in the Original Form 6-K is revised as per the below. All other information in the Original Form 6-K remains unchanged.

Item	Prior to amendment	As amended
Independent Auditor’s Report

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 4 and Note 49 of the financial statements. As explained in Notes 4 and 49, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

Emphasis of Matters

(1) Significant uncertainty in the business environment (COVID-19)

Without qualifying our opinion, we draw attention to Note 4 and Note 49 of the financial statements. As explained in Notes 4 and 49, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

(2) Consolidated financial statements restatement

Without modifying our opinion, we draw attention to Note 29 of the consolidated financial statements. As explained in Note 29, the Group decided to set an additional reserve for loan losses to enhance loss absorbing capacity based on measures to extend COVID-19 financial support, and restated the consolidated financial statements for the year ended December 31, 2021.

Independent Auditor’s Report -Other Matters

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Other Matters

The attached consolidated financial statements for the year ended December 31, 2021 have been restated by the Group to reflect the adjustments to Note 29, and the adjustments were approved by the Board of Directors on March 15, 2022. This differs from the consolidated financial statements approved by the Board of Directors on February 9, 2022. We have reissued this audit report with respect to the consolidated financial statements including the adjustments. Accordingly, the audit report we issued on March 3, 2022 is no longer valid and cannot be used in relation to the Group's 2021 consolidated financial statements.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Date of Independent Auditor’s Report	March 3, 2022

March 3, 2022

(Excluding those explained in the above Emphasis of Matter (2))

March 15, 2022

(The date of completion of the audit procedures performed limited to those explained in the above Emphasis of Matter (2))

Note 2(a)

The consolidated financial statements were authorized for issue by the Board of Directors on February 9, 2022, which will be submitted for approval to the stockholder’s meeting to be held on March 24, 2022.

The consolidated financial statements of the Group were authorized for issue by the Board of Directors on February 9, 2022. In addition, the amendment to the equity on Note 29 was approved by the Board of Directors on March 15, 2022 and the consolidated financial statements will be submitted for approval to the stockholder’s meeting to be held on March 24, 2022.

Note 29(a)	(*4) As of December 31, 2021, profit dividends within retained earnings of subsidiaries of the Group restricted in accordance with laws, etc. are amounted to ~~W~~7,265,086 million.	(*4) As of December 31, 2021, profit dividends within retained earnings of subsidiaries of the Group restricted in accordance with laws, etc. are amounted to ~~W~~7,364,759 million.
Note 29(h) i)

i) Changes in regulatory reserve for loan losses including non-controlling interests as of December 31, 2021 and 2020 are as follows:

December 31, 2021Beginning balanceW3,329,899Planned regulatory reversal of loan losses269,743Ending balanceW3,599,642

i) Changes in regulatory reserve for loan losses including non-controlling interests as of December 31, 2021 and 2020 are as follows:

December 31, 2021Beginning balanceW3,329,899Planned regulatory reversal of loan losses369,416Ending balanceW3,699,315

     (*) After the Board of Director's approval of financial statements (February 9, 2022), on March 15, 2022, the Board of Directors decided to set an additional reserve for loan losses of ~~W~~ 99,673 million to enhance loss absorbing capacity based on measures to extend COVID-19 financial support.

Note 29(h) ii)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021Profit attributable to equity holders of Shinhan Financial GroupW4,019,254Provision for regulatory reserve for loan losses(269,085)Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserveW3,750,169Basic and diluted earnings per share adjusted for regulatory reserve in won(*)6,804

(*) Dividends for hybrid bonds are deducted.

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021Profit attributable to equity holders of Shinhan Financial GroupW4,019,254Provision for regulatory reserve for loan losses(*1)(364,882)Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserveW3,654,372Basic and diluted earnings per share adjusted for regulatory reserve in won(*2)6,625

(*1) After the Board of Director's approval of financial statements (February 9, 2022), on March 15, 2022 , the Board of Directors decided to set an additional reserve for loan losses of ~~W~~ 99,673 million to enhance loss absorbing capacity based on measures to extend COVID-19 financial support. Among the additional adjustments to the reserve for loan losses, the amount deducted from the non-controlling interests is ~~W~~ 95,797 million.

(*2) Dividends for hybrid bonds are deducted.